UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on May 18, 2022: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2022.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 18, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2022

Maroussi, Athens, Greece – May 18, 2022– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2022.

First Quarter 2022 Highlights:

•

Total net revenues of $18.3 million.

•

Net income attributable to common shareholders of $10.5 million or $3.69 and $3.64 earnings per share basic and diluted, respectively.

•

 Adjusted net income attributable to common shareholders1 for the quarter of $9.5 million or $3.34 and $3.30 earnings per share basic and diluted, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 was $12.7 million.

•

An average of 9.54 vessels were owned and operated during the first quarter of 2022 earning an average time charter equivalent rate of $24,636 per day.

Recent developments

In April 2022, the Company acquired M/V Santa Cruz, a 76,440 dwt drybulk vessel built in 2005, for $15.75 million. The vessel was majority owned by a third party with a minority interest held by the Pittas family and has been managed by Eurobulk Ltd., also the manager of the majority of the Company’s vessels. The Company also assumed the existing charter of the vessel at $14,800 per day until July 2022. The acquisition was financed with own funds.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“Despite the challenging global economic and geopolitical environment, during the first quarter of 2022, our vessels were employed at very profitable rates, the highest compared to any period of the last 12 years except the second half of 2021. The significant earnings generated by our vessels have allowed us to exploit investment opportunities and to expand our fleet by 2 units in 2022, building on our two-prong growth strategy that combines modern eco vessels built during the last 8-10 years that have attractive commercial characteristics with high quality older and, thus, lower capital cost vessels that make outsized contribution to our earnings per dollar invested.”

“We continue to remain very optimistic about the prospects of the drybulk market in spite of the global uncertainties which could affect overall economic growth and demand for drybulk shipping. Our optimism is based on the limited supply of vessels which is the result, in the near term, of the continuing inefficiencies in the transportation system from the pandemic and the Ukraine crisis in the medium term, of the historically low orderbook which is near the lowest levels of the last 25 years expressed as a percentage of the fleet. In addition to the above, the effects of the upcoming application of environmental regulations could further restrict the supply of vessels over the next several years.

“Within this environment, we are pursuing opportunities to grow our fleet in accretive ways and manage our profitability to maximize the rewards to our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented:

“Our net revenues for the first quarter of 2022 were higher by 113% as compared to the first quarter of 2021. This was the result of higher average charter rates by 65.1% earned during the quarter as compared to the first quarter of 2021 and the increased number of vessels owned and operated in the first quarter of 2022 as compared to the same period of 2021.

Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, during the first quarter of 2022 remained at around the same levels to the same quarter of last year.

Adjusted EBITDA during the first quarter of 2022 was $12.7 million compared to $4.0 million achieved for the first quarter of last year. As of March 31, 2022, our outstanding debt (excluding the unamortized loan fees) was $75.6 million versus restricted and unrestricted cash of approximately $14.2 million.”

First Quarter 2022 Results:

For the first quarter of 2022, the Company reported total net revenues of $18.3 million representing a 113% increase over total net revenues of $8.6 million during the first quarter of 2021, which was the result of the higher time charter rates our vessels earned during the first quarter of 2022 and the increased number of vessels owned and operated in first quarter of 2022 compared to the same period of last year. The Company reported net income and net income attributable to common shareholders for the period of $10.5 million, as compared to a net income and a net income attributable to common shareholders of $0.9 million and $0.4 million, respectively, for the same period of 2021. For the first quarter of 2022, a gain on bunkers resulted in positive voyage expenses of $1.0 million for the period as compared to positive voyage expenses of $0.3 million in the same period of 2021 resulting from gain on bunkers. Depreciation expenses for the first quarter of 2022 were $2.5 million compared to $1.7 million for the same period of 2021 as a result of the higher number of vessels owned and operated in the first quarter of 2022. Vessel operating expenses increased to $4.2 million for the first quarter of 2022 from $3.1 million in the same period of 2021, mainly due to the higher number of vessels owned and operated as well as due to inflationary increases. Management fees for the period were $0.7 million compared to $0.5 million for the same period of 2021, again due to the increased number of vessels owned and operated in the first quarter of 2022, as well as due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2022, increasing it from 685 Euros to 720 Euros. Similarly, general and administrative expenses were $0.7 million compared to $0.6 million, respectively, for the first quarter of 2022 as compared to the same period of last year. This increase in mainly due to the increased cost of our share-based compensation in the first quarter of 2022 compared to the same period of last year.

Interest and other financing costs for the first quarter of 2022 remained unchanged at $0.6 million compared to the corresponding period of last year. For the three months ended March 31, 2022, the Company recognized a $0.9 million gain on derivatives, comprised of an unrealized gain of $1.0 million and a realized loss of $0.1 million on four interest rate swaps, as compared to a loss on derivatives of $1.6 million for the same period of 2021, comprised of $0.7 million realized loss and $1.1 million unrealized loss of forward freight agreements and $0.2 million gain on three interest rate swaps.

On average, 9.54 vessels were owned and operated during the first quarter of 2022 earning an average time charter equivalent rate of $24,636 per day compared to 7.0 vessels in the same period of 2021 earning on average $14,924 per day.

Adjusted EBITDA for the first quarter of 2022 was $12.7 million compared to $4.0 million achieved during the first quarter of 2021.

Basic and diluted earnings per share attributable to common shareholders for the first quarter of 2022 was $3.69 and $3.64, calculated on 2,847,091 basic and 2,879,436 diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.19 for the first quarter of 2021, calculated on 2,291,471 basic and 2,320,577 diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the unrealized (gain) / loss on derivatives, the adjusted earnings attributable to common shareholders for the quarter ended March 31, 2022 would have been $3.34 and $3.30 per share basic and diluted, respectively, compared to adjusted earnings of $0.55 per share basic and diluted for the quarter ended March 31, 2021. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until May-22 TC until Feb-23	Hire 106% of the Average Baltic Kamsarmax K5TC(***) index Hire 105% of the Average Baltic Kamsarmax K5TC(***) index
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105% of the Average Baltic Kamsarmax K5TC(***) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Jul-22	$28,000
GOOD HEART	Ultramax	62,996	2014	TC until Oct-22	$25,000
MOLYVOS LUCK	Supramax	57,924	2014	TC until May-22 TC until Apr-23	$13,250 $25,750
EIRINI P	Panamax	76,466	2004	TC until May-22	Hire 99% of Average BPI(**) 4TC
SANTA CRUZ	Panamax	76,440	2005	TC until Jul-22	$14,800
STARLIGHT	Panamax	75,845	2004	TC until Oct-22	Hire 98.5% of Average BPI(**) 4TC
TASOS	Panamax	75,100	2000	TC until Jul-22	$20,600
PANTELIS	Panamax	74,020	2000	TC until Jul-22	$20,500
BLESSED LUCK	Panamax	76,704	2004	TC until Jul-22	$19,500
Total Dry Bulk Vessels	11	802,995

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes. Since January 2022 the BPI 4TC became obsolete and has been replaced by the P5TC Kamsarmax Baltic index, discounted by $1,336.

(***)

The average Kamsarmax Baltic K5TC Index is an index based on five Kamsarmax time charter routes.

        Summary Fleet Data

	Three months, ended March 31, 2021	Three months, ended March 31, 2022
FLEET DATA
Average number of vessels (1)	7.0	9.54
Calendar days for fleet (2)	630.0	859.0
Scheduled off-hire days incl. laid-up (3)	0.0	27.0
Available days for fleet (4) = (2) - (3)	630.0	832.0
Commercial off-hire days (5)	0.0	0.0
Operational off-hire days (6)	0.0	3.0
Voyage days for fleet (7) = (4) - (5) - (6)	630.0	829.0
Fleet utilization (8) = (7) / (4)	100.0%	99.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	14,924	24,636
Vessel operating expenses excl. drydocking expenses (12)	5,694	5,737
General and administrative expenses (13)	877	873
Total vessel operating expenses (14)	6,571	6,610
Drydocking expenses (15)	13	1,050

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, May 18, 2022 at 10:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides available through the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr  and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slide presentation on the First Quarter 2022 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website(www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2021	2022

Revenues
Time charter revenue	9,096,187	19,421,722
Commissions	(522,486)	(1,143,022)
Net revenues	8,573,701	18,278,700

Operating expenses / (income)
Voyage expenses, net	(305,902)	(1,001,826)
Vessel operating expenses	3,061,055	4,228,791
Drydocking expenses	7,921	902,209
Vessel depreciation	1,651,870	2,458,246
Related party management fees	526,400	699,075
General and administrative expenses	552,523	749,679
Total operating expenses, net	5,493,867	8,036,174

Operating income	3,079,834	10,242,526

Other income / (expenses)
Interest and other financing costs	(595,817)	(648,318)
(Loss) / gain on derivatives, net	(1,620,344)	895,669
Foreign exchange (loss) / gain	(2,472)	4,885
Interest income	3,325	171
Other (expenses) / income, net	(2,215,308)	252,407
Net income	864,526	10,494,933
Dividend Series B Preferred shares	(299,570)	-
Preferred deemed dividend	(120,000)	-
Net income attributable to common shareholders	444,956	10,494,933
Earnings per share, basic	0.19	3.69
Weighted average number of shares, basic	2,291,471	2,847,091
Earnings per share, diluted	0.19	3.64
Weighted average number of shares, diluted	2,320,577	2,879,436

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2021	March 31, 2022

ASSETS
Current Assets:
Cash and cash equivalents	26,847,426	11,386,197
Trade accounts receivable, net	775,035	2,661,154
Other receivables	1,242,803	921,730
Inventories	770,342	1,739,046
Restricted cash	459,940	456,074
Due from related companies	-	753,051
Prepaid expenses	314,397	278,008
Derivatives	-	442,062
Total current assets	30,409,943	18,637,322

Fixed assets:
Vessels, net	128,492,819	147,707,329
Long-term assets:
Derivatives	210,113	476,810
Restricted cash	2,220,000	2,320,000
Total assets	161,332,875	169,141,461

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	13,949,720	12,949,720
Trade accounts payable	855,825	1,909,906
Accrued expenses	852,442	870,345
Derivatives	289,430	-
Deferred revenue	1,514,543	1,845,982
Due to related companies	244,587	-
Total current liabilities	17,706,547	17,575,953

Long-term liabilities:
Long term bank loans, net of current portion	64,702,947	61,965,515
Total long-term liabilities	64,702,947	61,965,515
Total liabilities	82,409,494	79,541,468

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,919,191 issued and outstanding, respectively)	29,192	29,192
Additional paid-in capital	67,963,707	68,145,387
Retained earnings	10,930,482	21,425,414
Total shareholders' equity	78,923,381	89,599,993
Total liabilities, mezzanine equity and shareholders' equity	161,332,875	169,141,461

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022

Cash flows from operating activities:
Net income	864,526	10,494,933
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	1,651,870	2,458,246
Amortization and write off of deferred charges	169,251	47,568
Share-based compensation	53,688	181,680
Unrealized loss / (gain) on derivatives	821,801	(998,189)
Changes in operating assets and liabilities	(3,360,484)	(2,091,080)
Net cash provided by operating activities	200,562	10,093,158

Cash flows from investing activities:
Cash paid for vessel acquisition	-	(21,214,125)
Cash paid for vessels capitalized expenses	(31,240)	(446,701)
Net cash used in investing activities	(31,240)	(21,660,826)

Cash flows from financing activities:
Redemption of preferred shares	(3,000,000)	-
Offering expenses paid		(12,427)
Loan arrangement fees paid	(250,000)	-
Proceeds from long-term debt	31,700,000	-
Repayment of long-term debt	(27,042,000)	(3,785,000)
Net cash provided by / (used in) financing activities	1,408,000	(3,797,427)

Net increase / (decrease) in cash, cash equivalents and restricted cash	1,577,412	(15,365,095)
Cash, cash equivalents and restricted cash at beginning of period	4,606,318	29,527,366
Cash, cash equivalents and restricted cash at end of period	6,183,730	14,162,271

Cash breakdown

Cash and cash equivalents	2,085,456	11,386,197
Restricted cash, current	2,198,274	456,074
Restricted cash, long term	1,900,000	2,320,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	6,183,730	14,162,271

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022
Net income	864,526	10,494,933
Interest and other financing costs, net (incl. interest income)	592,492	648,147
Vessel depreciation	1,651,870	2,458,246
Unrealized loss on Forward Freight Agreement derivatives	1,069,980	-
Gain on interest rate swap derivatives	(174,513)	(895,669)
Adjusted EBITDA	4,004,354	12,705,657

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, unrealized (gain) / loss on Forward Freight Agreements (FFAs) and (gain) / loss on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs, (gain) / loss on interest rate swaps and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022
Net income	864,526	10,494,933
Unrealized loss / (gain) on derivatives	821,801	(998,189)
Adjusted net income	1,686,327	9,496,744
Preferred dividends	(299,570)	-
Preferred deemed dividend	(120,000)	-
Adjusted net income attributable to common shareholders	1,266,757	9,496,744
Adjusted earnings per share, basic	0.55	3.34
Weighted average number of shares, basic	2,291,471	2,847,091
Adjusted earnings per share, diluted	0.55	3.30
Weighted average number of shares, diluted	2,320,577	2,879,436

Adjusted net income and Adjusted income per share Reconciliation:

EuroDry Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivatives. Adjusted net income and Adjusted earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, which may significantly affect results of operations between periods. Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 11 vessels, including 6 Panamax drybulk carriers, 2 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 802,995 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

SK 29870 0001 9507885